SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 10, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the announcements on July 10, 2007 on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp with respect to (i) the Xiamen Aircraft Acquisition Agreement to be executed by Xiamen Airlines, a 60% owned subsidiary of the Company, (ii) the Airbus Aircraft Acquisition Agreement to be executed by the Company and (iii) convening a shareholders’ meeting to approve the transactions. The copies of the English announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: July 10, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

The Directors have approved the entering into of two aircraft acquisition agreements by the Group on 9 July 2007 (after trading hours). This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Airbus Aircraft Acquisition Agreement and the Xiamen Aircraft Acquisition Agreement are expected to be a discloseable transaction and a major transaction respectively for the Company upon execution, and therefore the Xiamen Aircraft Acquisition Agreement is subject to approval by the Company’s shareholders under Rule 14.40 of the Listing Rules. Further announcement(s) will be made by the Company in accordance with the Listing Rules upon execution of the agreements.

As the Transactions may or may not proceed, shareholders of the Company and public investors are advised to exercise extreme caution when dealing in the shares of the Company.

The Directors collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

The Board hereby announces that pursuant to article 177 of the articles of association of the Company, the Board considered, approved and ratified by way of written resolution the following resolutions on 9 July 2007 (after trading hours):

(a)	the Airbus Aircraft Acquisition Agreement to be entered into by the Company, pursuant to which the Company would purchase 20 Airbus A320 series aircraft from Airbus SNC;

(b)	the Xiamen Aircraft Acquisition Agreement to be entered into by Xiamen Airlines, pursuant to which Xiamen Airlines would purchase 25 Boeing B737-800 aircraft from Boeing; and

(c)	the convening of general meeting of the shareholders to approve the Xiamen Aircraft Acquisition Agreement.

All 12 Directors participated in considering and approving the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the People’s Republic of China and the Company’s articles of association.

Xiamen Aircraft Acquisition Agreement and Airbus Aircraft Acquisition Agreement, to be entered into by the Xiamen Airlines and the Company respectively, will be separate from and independent of each other, and the consummation of the transactions thereunder will not be inter-conditional of each other.

AIRBUS AIRCRAFT ACQUISITION AGREEMENT

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)
The Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus SNC is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus SNC and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

20 Airbus A320 series aircraft.

Consideration

According to the information provided by Airbus SNC, the catalogue price for each of the Airbus A320 series aircraft is in the range from US$66.5 to US$85.9 million.

Delivery terms

The A320 Aircraft will be delivered in stages to the Company during the period commencing from March 2009 to August 2010.

Source of funding

The A320 Transaction will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. As of the date hereof, the Company has not entered into any agreement with any commercial banks for financing the A320 Transaction. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the A320 Transaction.

XIAMEN AIRCRAFT ACQUISITION AGREEMENT

Parties

(i)
Xiamen Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 60% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii)
The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

25 Boeing B737-800 aircraft.

Consideration

According to the information provided by Boeing, the catalogue price of a Boeing B737-800 aircraft is in the range of US$70.5-US$79 million.

Delivery terms

The B737-800 Aircraft will be delivered in stages to the Company during the period commencing from July 2011 to November 2013.

Source of funding

The B737-800 Transaction will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. As of the date hereof, Xiamen Airlines has not entered into any agreement with any commercial banks for financing the B737-800 Transaction. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the B737-800 Transaction.

REASONS FOR THE TRANSACTIONS

The Directors believe that the acquisition of the B737-800 Aircraft and the A320 Aircraft is beneficial to the implementation of the Company’s development strategy, improvement of the Company’s operating capacity. It is also believed that the Transactions will better provide its passengers with premium services and enhance the core competence of the Company. The B737-800 Aircraft and the A320 Aircraft, in addition to the 12 Boeing B737-800 aircraft and the six Boeing B777F freighters acquired by the Company in the past 12 months from the date of this announcement, is expected to increase the ATKs of the Group by 19.5%.

Therefore, the Directors, including the independent non-executive Directors, believe that the terms of the Xiamen Aircraft Acquisition Agreement and the Airbus Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its shareholders as a whole.

GENERAL

The Airbus Aircraft Acquisition Agreement and the Xiamen Aircraft Acquisition Agreement are expected to be a discloseable transaction and a major transaction respectively for the Company upon execution, and therefore the Xiamen Aircraft Acquisition Agreement is subject to approval by the Company’s shareholders under Rule 14.40 of the Listing Rules. This announcement is made pursuant to Rule 13.09 of the Listing Rules. Further announcement(s) will be made by the Company in accordance with the Listing Rules upon execution of the agreements.

As the Transactions may or may not proceed, shareholders of the Company and public investors are advised to exercise extreme caution when dealing in the shares of the Company.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

the “A320 Aircraft”	20 Airbus A320 series aircraft, the subject matter under the Airbus Aircraft Acquisition Agreement
“A320 Transaction”	the acquisition of the A320 Aircraft under the Airbus Aircraft Acquisition Agreement
“Airbus Aircraft Acquisition Agreement”	the aircraft acquisition agreement to be entered into pursuant to which the Company agrees to acquire and Airbus SNC agrees to sell the A320 Aircraft
“Airbus SNC”	Airbus SNC, a company incorporated in Toulouse
“available tonne kilometers” or “ATKs”	the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown
the “B737-800 Aircraft”	25 Boeing B737-800 aircraft, the subject matter under the Xiamen Aircraft Acquisition Agreement
“B737-800 Transaction”	the acquisition of the B737-800 Aircraft under the Xiamen Aircraft Acquisition Agreement
“Board”	the board of Directors
“Boeing”	the Boeing Company, a company incorporated in the State of Delaware of the United States of America
“Company”	China Southern Airlines Company Limited
“Director(s)”	the director(s) of the Company
“Group”	the Company and its subsidiaries (as defined under the Listing Rules)
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transactions”	the B737-800 Transaction and the A320 Transaction
“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America
“Xiamen Aircraft Acquisition Agreement”	the aircraft acquisition agreement to be entered into pursuant to which Xiamen Airlines agrees to acquire and Boeing agrees to sell the B737800 Aircraft
“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China

9 July 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.